Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of Social Capital Hedosophia Holdings Corp.(the “Company”) on Form S-1 File No. 333-220130 of our report dated September 1, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Capital Hedosophia Holdings Corp. as of June 30, 2017 and for the period from May 5, 2017 (inception) through June 30, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 6, 2017